

February 10, 2015

Via E-mail
Mr. Robert J. Nikl
Chief Financial Officer
Silicon Graphics International Corp.
900 North McCarthy Blvd.
Milpitas, CA 95035

>　　**Re:　Silicon Graphics International Corp.**
>　　　　**Form 10-K for the Fiscal Year Ended June 27, 2014**
>　　　　**Filed September 8, 2014**
>　　　　**File No. 000-51333**

Dear Mr. Nikl:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended June 27, 2014

Backlog, page 11

1.　　It appears from your disclosure in the last sentence of this section that you have existing backlog. Please advise how you have determined not to disclose backlog for the current and immediately preceding fiscal years as required by Item 101(c)(1)(viii) of Regulation S-K.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 34

2.　　Please tell us what consideration you gave to revising future filings to expand your overview by discussing the material opportunities, challenges, and risks on which management is most focused, as well as the actions that management is taking to address those matters. As an example and without limitation, you could discuss actions that you are taking with regard to challenges and risks presented by declining cash reserves and increasing sales in Japan, which negatively affected gross margins in 2013. Refer to Release No. 33-8350 (December 29, 2003). In this regard we note your October 22, 2010 response to comment 3 where you indicate that you would revise future filings to include similar disclosure.

Critical Accounting Policies and Estimates, page 49

3. Please tell us your consideration for including your policy of assessing impairment of goodwill in your critical accounting policy and estimates discussion as it appears to contain significant judgments and assumptions that are uncertain given the trends in your results from operations and the potential impact an impairment could have on your net loss.

4. On page 73 you disclose that based on your annual assessment no impairment of goodwill was recorded for fiscal 2014, 2013, or 2012. Please tell us the percentage in which the fair value of your reporting units exceeded their carrying value as of your annual assessment date for fiscal 2014. To the extent that a reporting unit's fair value is not substantially in excess of the carrying value and is at potential risk of failing step one of your goodwill impairment analysis, please tell us your consideration for disclosing the following in future filings:

   - The percentage by which the fair value of the reporting unit exceeded the carrying value as of the date of the most recent test;
   - A description of the methods and key assumptions used and how the key assumptions were determined;
   - A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible (e.g., the valuation model assumes recovery from a business downturn within a defined period of time); and
   - A description of the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value

   If you have determined that the estimated fair value substantially exceeds the carrying value for any of your reporting units and you believe your accounting policy is a critical accounting policy or estimate, please disclose this determination. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 33-8350.

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page 60

5.	We note your disclosure that in multiple element arrangements where software is essential to the functionality of the products, revenue is allocated to the non-software deliverables and software deliverables as a group using the relative selling price. Please clarify why you allocate revenue to the non-software deliverables and the software deliverables when the software is essential to the functionality of the product. In this regard, if the software is essential to the product, the combined deliverable would be scoped out of ASC 985-605. Refer to ASC 985-605-15-4(e).

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	You may contact Melissa Kindelan, Staff Accountant at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. If you have any other questions, please contact Gabriel Eckstein, Staff Attorney, at (202) 551-3268 or Barbara Jacobs, Assistant Director, at (202) 551-3735. If you require further assistance, do not hesitate to contact me at (202) 551-3406.

Sincerely,

/s/ Patrick Gilmore

Patrick Gilmore
Accounting Branch Chief